UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000,
30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity
METAL STORM LIMITED

ABN
99 064 270 006

We (the entity) give ASX the following information.

Part 1   All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued
 Convertible Notes Options

2 Number  of +securities issued or to be issued (if known) or maximum number which may be issued
 Approximately 203.7 million Convertible Notes and 176.85 million Options

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) Convertible Notes
Issue Price: $0.135
Interest Rate: 10% per annum
Conversion Dates:
• on the first business day of each quarter prior to the Maturity Date;
• on the Maturity Date; or
• within 15 business days after the date of a takeover notice issued by the
Company
Conversion Rate:
A price equal to the lesser of:
• $0.135 per share; or
• 90% of the VWAP during the 30 business days immediately preceding the
Conversion Date, rounded to the nearest cent.
(Note: At any time after 3 months after the issue date (expected to be 1
September 2006), a Note Holder who holds more than 5% of the Convertible Notes on issue, may elect to convert some or all of their Convertible Notes into shares by issuing a conversion notice provided that:
• the conversion notice relates to at least 250,000 Convertible Notes; and
• the Conversion Date is seven days after the date of the conversion notice.)
Maturity Date: Three years after the date the Convertible Notes are issued
(expected to be 1 September 2009)
(See schedule 1 of the prospectus for the full Convertible Note terms)
Options
Exercise Price: $0.15
Expiry Date: Three years from the date the Options are issued (expected to be
1 September 2009)

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment  Convertible Notes
 No – new class of security
 Convertible Notes may be converted into ordinary shares on the Conversion
Date.  Upon conversion, these ordinary shares will rank equally with existing ordinary shares. Convertible Note holders are not, prior to conversion, entitled to participate in any rights issues, return of capital, bonus issue or capital reconstruction.  Convertible Note holders are not, prior to conversion, entitled to receive dividends, nor entitled to vote at general meetings of the company.
 Options
 No – new class of security.
 Shares issued upon exercise will rank equally with existing ordinary shares.
Option holders are not, prior to exercise, entitled to participate in any rights issues, bonus issues or capital reconstruction.  Option holders are not, prior to exercise, entitled to receive dividends, nor entitled to vote at general meetings of the company.

 5  Issue price or consideration   $0.135 per Convertible Note
 Nil upon grant of Option, $0.15 per share to be paid to Metal Storm upon the exercise of each Option.

 6  Purpose of the issue
 (If issued as consideration for the acquisition of assets, clearly identify those assets)
   Funds raised from the rights issue:
• will strengthen the Company’s overall cash reserves by $25.56 million;
• will be partially used to pay interest on the Convertible Notes until they are either converted into shares or redeemed; and
• are expected, with existing cash reserves and confirmed revenues from current operations, to be sufficient to cover the estimated cost of existing and planned operations until August 2009, without assuming additional income from other sources, or cash inputs from the exercise of options.

 7  Dates of entering +securities into uncertificated holdings or despatch of certificates
   1 September 2006

Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)

Number         544,709,066     Class  Ordinary Shares

Number Approximately 203.7 million     Class  Convertible Notes

Number Approximately 176.85 million    Class  Options

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)
Number    16,918,938        Class Unquoted Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)  N/A

Part 2  Bonus issue or pro rata issue

11 Is security holder approval required?   No

12 Is the issue renounceable or non-renounceable?  Renounceable

13 Ratio in which the +securities will be offered  One Convertible Note for every 2.674 existing ordinary shares held by shareholders on the Record Date.
Applicants will also receive one new Option for every two Convertible Notes allotted, for no additional consideration.

14 +Class of +securities to which the offer relates  Convertible Notes
 Options

15 Record date to determine entitlements  8 August 2006

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? Yes.

17 Policy for deciding entitlements in relation to fractions
Fractional entitlements to Convertible Notes and Options will be rounded up to the nearest whole Convertible Note or Option.

18 Names of countries in which the entity has +security holders who will not be sent new issue documents
Note: Security holders must be told how their entitlements are to be dealt with.
Cross reference: rule 7.7.  United States of America, United Kingdom, Hong
Kong, Singapore, Japan, Canada, Papua New Guinea, United Arab Emirates, Brunei
Darussalam, France, Hungary, Cambodia, Malaysia, Netherlands, Pakistan, Qatar,
Sweden and Thailand.

19 Closing date for receipt of acceptances or renunciations 24 August 2006

20 Names of any underwriters  Patersons Securities Limited

21 Amount of any underwriting fee or commission  $1,375,000 (excluding GST)

22 Names of any brokers to the issue    N/A

23 Fee or commission payable to the  broker to the issue  N/A

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders  N/A

25 If the issue is contingent on +security holders’ approval, the date of the meeting  N/A

26 Date entitlement and acceptance form and prospectus or Product Disclosure
Statement will be sent to persons entitled  10 August 2006

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders  28 August 2006

28 Date rights trading will begin (if applicable)  1 August 2006

29 Date rights trading will end (if applicable)  17 August 2006

30 How do +security holders sell their entitlements in full through a broker?  By completing the section on the back of their personalised
Entitlement and Acceptance Form marked “Instructions to your stockbroker” and lodging the form with their stockbroker as soon as possible.

31 How do +security holders sell part of their entitlements through a broker and accept for the balance?  By completing the section on the back of their
Entitlement and Acceptance Form marked “Instructions to your stockbroker” in relation to those Entitlements they wish to sell and lodging the form with their stockbroker as soon as possible, together with their payment for the amount due in respect of the Convertible Notes they intend to take up.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?  If the shareholding is on the issuer sponsored subregister, by sending a completed and stamped standard renunciation form and the Entitlement and Acceptance Form to the Share Registry.

If the shareholding is on the CHESS subregister, by contacting the sponsoring participant (broker).

33 Despatch date  1 September 2006

Part 3   Quotation of securities
 You need only complete this section if you are applying for quotation of securities

34 Type of securities  (tick one) (a)  1
 Securities described in Part 1

 (b)  0 All other securities
 Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35  1
If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional
+securities held by those holders.

36  1
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
 1 - 1,000
 1,001 - 5,000
 5,001 - 10,000
 10,001 - 100,000
 100,001 and over

37  1
 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now
Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

 Number +Class
42 Number and +class of all +securities quoted on ASX (including the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX’s absolute discretion.
ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

• The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

• There is no reason why those +securities should not be granted +quotation.

• An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the
Corporations Act.
Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

• Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

• If we are a trust, we warrant that no person has the right to return the
+securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before
+quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:    Date: .28 July 2006
  Company secretary

Print name:  James D MacDonald

== == == == ==

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: July 31, 2006	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary